November 21, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meta Platforms, Inc. Registration Statement on Form S-4 (File No. 333-268363)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meta Platforms, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of their Registration Statement on Form S-4 (File No. 333-268363) (the “Registration Statement”) and declare the Registration Statement effective as of November 23, 2022 at 4:00 P.M., Washington, D.C. time, or as soon thereafter as practicable.

Please call the undersigned at (650) 543-4800 or Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111 with any questions.

Very truly yours, META PLATFORMS, INC.

		By:	/s/ Katherine R. Kelly
Name: Katherine R. Kelly Title: Vice President, Deputy General Counsel and Secretary

cc:	Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 212-450-4111